Exhibit 12.1
AMVESCAP PLC
Ratios of Earnings to Fixed Charges
IFRS / UK GAAP

	12/31/2006	12/31/2005	12/31/2004	12/31/2003	12/31/2002

Profit before taxation	754,637,961	360,077,888	39,029,165	57,694,879	145,522,375

Fixed Charges	97,443,878	103,101,064	100,735,563	98,690,957	98,414,827

Minority interest	(1,038,010)	(1,765,921)	(824,524)	0	0

Earnings	851,043,830	461,413,031	138,940,204	156,385,836	243,937,202

Portion of rent expense representing interest	16,138,776	17,958,983	19,564,943	19,623,407	19,565,452

Interest	81,305,102	85,142,080	81,170,620	79,067,550	78,849,375

Fixed charges	97,443,878	103,101,064	100,735,563	98,690,957	98,414,827

Minority interest after tax	674,707	1,147,849	535,940	0	(0)

Adjustment for tax (35% rate assumed)	363,304	618,072	288,583	0	(0)

Minority interest before tax	1,038,010	1,765,921	824,524	0	(0)

Ratio of earnings/fixed charges	8.73	4.48	1.38	1.58	2.48